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                                                                     Exhibit 1.1



                       CHINA YUCHAI INTERNATIONAL LIMITED
          16 Raffles Quay #26-00 Hong Leong Building Singapore 048581
                  Tel : (65) 6220 8411   Fax : (65) 6226 0502


FOR IMMEDIATE RELEASE



             CHINA YUCHAI RESOLVES US$29.7 MILLION DIVIDEND DISPUTE
                            Legal actions withdrawn


Singapore, August 4, 2003 - China Yuchai International Limited ("CYI") has received today, US$29.7 million in dividends owed to it by its Chinese operating subsidiary, Guangxi Yuchai Machinery Company Limited ("Yuchai").

A Form 6K announcement containing the attached information will be released to the Securities & Exchange Commission today.

"We are happy that a resolution has been reached. Most importantly, CYI has rightfully obtained its share of the August 2002 dividend and our two senior financial managers have returned to their positions, just two months after legal actions were taken. As a result, all legal actions will be discontinued. Both parties have agreed to fully support the developments of Yuchai and to explore all opportunities to increase shareholders' value," said Mr Wrix Gasteen, President of CYI.

Mr Gasteen added that CYI would be announcing its first half 2003 financial results on 26 August 2003.

"In order to provide more frequent information to investors, CYI will commence reporting its financial performance on a quarterly basis, commencing quarter three this year," said Mr Gasteen.



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China Yuchai International Limited
Executive Office
16 Raffles Quay
#26-00 Hong Leong Building
Singapore 048581
Tel: (65) 6220 8411
Fax: (65) 6226 0502
Contact persons: Mr Wrixon F. Gasteen, President
                 Mr Philip Ting, Chief Financial Officer
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                       CHINA YUCHAI INTERNATIONAL LIMITED

             CHINA YUCHAI RESOLVES US$29.7 MILLION DIVIDEND DISPUTE


On July 18 and 19, 2003, representatives of CYI met with representatives of Yuchai and the Yulin City Government to discuss certain disputed matters relating to CYI's investment in Yuchai.

As a result of these meetings and subsequent communications, the parties have taken (or agreed to take) the following actions:

     - Yuchai has paid to CYI its share of the dividends declared by Yuchai in August 2002, amounting to RMB 245.7 million (US$29.7 million).

     - Yuchai has reinstated two senior managers of CYI who report to the CYI Board and who have been seconded to Yuchai, and afforded them access to Yuchai's operating and financial information.

     - CYI and Yuchai have agreed to withdraw their respective legal and arbitrational claims against each other and the related parties.

     - CYI has changed its nominees on Yuchai's Board of Directors to the following: Gao Jia Lin, Paul Wolansky, Wrixon Gasteen, Wong Hong Ren, Qin Xiaocong, Yuan Xucheng and Hermann Leung.

     - CYI has agreed that within 30 days of the date of this press release, CYI will declare a dividend to its shareholders representing 90% of the RMB 245.7 million (US$29.7 million) which it received from Yuchai with respect to the August 2002 dividends.

     - Yuchai has agreed that to the extent consistent with Chinese law and international practice it will implement corporate management procedures to improve the management and corporate governance of Yuchai.

     - CYI and Yuchai have agreed that they will work together in trying to jointly promote mutual plans to enhance CYI shareholder value, possibly including, to the extent permitted by applicable laws and regulations, by way of (1) creating a new Yuchai holding company and spinning it off (along with all of the Yuchai shares it owns) to CYI's shareholders in proportion to their economic interests and the listing of the new Yuchai holding company (without any golden or special share) on an international capital market; and (2) restructuring and/or recapitalizing the assets and capital of CYI so as to allow CYI to maintain its New York Stock Exchange listing. If the foregoing cannot be achieved, the parties have agreed to consider alternatives. CYI has delegated authority to its Special Committee to investigate and consider the foregoing. However, CYI recognizes that there are substantial impediments to achieving any such plans, and CYI intends to continue to work with the relevant Chinese authorities in considering the practicability of the plan mentioned in clause (1) above.

No assurance can be given that CYI will be successful in implementing the items outlined above, or that the implementation thereof will effectively resolve all of the difficulties faced by CYI with respect to its investment in Yuchai, or that the implementation of the foregoing will not have an unintended material adverse effect on CYI's financial condition, results of operations, business or prospects.